February 19, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (312) 573-1313

Mr. Joseph Wagner, Chief Executive Officer
XA, Inc.
John Hancock Center
875 North Michigan Avenue, Suite 2626
Chicago, IL   60611

RE: XA, Inc.
File No. 000-32885
Form 10-KSB for the year ended December 31, 2006
Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and
September 30, 2007

Dear Mr. Wagner:

We issued comments to you on the above captioned filing on January 11, 2008**.
A**s of the date of this letter, these comments remain outstanding and unresolved. We
expect you to contact us by March 4, 2008 to provide a substantive response to these
comments or to advise us why you are unable to respond and when you will be able to do
so.

If you do not respond to the outstanding comments or contact us by March 4,
2008**,** we will, consistent with our obligations under the federal securities laws, decide
how we will seek to resolve material outstanding comments and complete our review of
your filings and your disclosure. Among other things, we may decide to release publicly,
through the agency's EDGAR system, all correspondence, including this letter, relating
to the review of your filing, consistent with the staff's decision to release publicly
comment letters and response letters relating to disclosure filings it has reviewed. You
can find more information about the staff's decision to release filing correspondence at
http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-
72.htm.

Please contact Jorge L. Bonilla at 202-551-3414 if you have any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant